UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-38369

Zepp Health Corporation

(Registrant’s Name)

Huami Global Innovation Center

Building B2, Zhong’an Chuanggu

Technology Park

No. 900 Wangjiang West Road

Hefei, 230088

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Supplemental Submission Pursuant to Item 16I(a) of Form 20-F

Zepp Health Corporation (the “Company”) is submitting via EDGAR the following information as required under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act (“HFCAA”).

In May 2022, the Company was conclusively identified by the U.S. Securities and Exchange Commission (the “SEC”) as a Commission-Identified Issuer pursuant to the HFCAA because it filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on April 28, 2022 with an audit report issued by Deloitte Touche Tohmatsu Certified Public Accountants LLP, a registered public accounting firm retained by the Company, for the preparation of the audit report on the Company’s financial statements included therein. Deloitte Touche Tohmatsu Certified Public Accountants LLP is a registered public accounting firm headquartered in mainland China, a jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) determined that it had been unable to inspect or investigate completely registered public accounting firms headquartered there until December 2022 when the PCAOB vacated its previous determination.

In response to Item 16I(a) of Form 20-F, the Company believes that the following information establishes that it is not owned or controlled by a governmental entity of mainland China.

Based on an examination of the Company’s register of members and public filings made by its shareholders, to the Company’s best knowledge, other than HHtech Holdings Limited, People Better Limited, Allspring entities, Shunwei High Tech Limited and FIL Limited, no shareholder beneficially owned 5% or more of the Company’s total outstanding shares as of February 28, 2023. Additionally, to the Company’s best knowledge, none of HHtech Holdings Limited, People Better Limited, Allspring entities, Shunwei High Tech Limited and FIL Limited is owned or controlled by a governmental entity of mainland China.

•	HHtech Holdings Limited, a British Virgin Islands company, is wholly owned by Wayne Holding Limited, which in turn is wholly owned by a trust established for the benefit of Mr. Wang Huang and his family members. Mr. Huang is the sole director of HHtech Holdings Limited, and also the settlor and investment decision maker of the abovementioned trust. Therefore, Mr. Huang is entitled to exercise voting and dispositive power over the shares held by HHtech Holdings Limited. As of February 28, 2023, HHtech Holdings Limited beneficially owned 6,800,000 Class A ordinary shares and 81,347,127 Class B ordinary shares of the Company, representing 36.1% of the Company’s total outstanding shares and 63.1% of the Company’s aggregate voting power.

•	People Better Limited, a British Virgin Islands company, is a wholly-owned subsidiary of Fast Pace Limited, which is a wholly-owned subsidiary of Xiaomi Corporation. People Better Limited beneficially owned 35,861,112 Class B ordinary shares of the Company as of December 31, 2022, based on a Schedule 13G filed on February 1, 2019. Based on the total outstanding shares of the Company as of February 28, 2023 and assuming People Better Limited’s shareholding does not change since December 31, 2022, People Better Limited beneficially owned 14.7% of the Company’s total outstanding shares and held 27.6% of the Company’s aggregate voting power as of February 28, 2023.

•	Allspring entities include Allspring Global Investments Holdings, LLC, Allspring Global Investments, LLC and Allspring Funds Management, LLC, each of which is a Delaware limited liability company. Based on a Schedule 13G/A filed on January 12, 2023, Allspring Global Investments Holdings, LLC beneficially owned 20,536,840 Class A ordinary shares of the Company in the form of ADSs as of December 31, 2022. Based on the total outstanding shares of the Company as of February 28, 2023 and assuming Allspring entities’ shareholding does not change since December 31, 2022, Allspring entities beneficially owned 8.4% of the Company’s total outstanding shares and held 1.6% of the Company’s aggregate voting power as of February 28, 2023.

•	Shunwei High Tech Limited, a British Virgin Islands company, is wholly owned by Shunwei China Internet Fund II, L.P. The general partner of Shunwei China Internet Fund II, L.P. is Shunwei Capital Partners II GP, L.P., and the general partner of Shunwei Capital Partners II GP, L.P. is Shunwei Capital Partners II GP Limited, which is controlled by Mr. Koh Tuck Lye. Shunwei High Tech Limited beneficially owned 16,598,560 Class A ordinary shares of the Company as of December 31, 2022, based on a Schedule 13G/A filed on February 9, 2021. Based on the total outstanding shares of the Company as of February 28, 2023 and assuming Shunwei High Tech Limited’s shareholding does not change since December 31, 2022, Shunwei High Tech Limited beneficially owned 6.8% of the Company’s total outstanding shares and held 1.3% of the Company’s aggregate voting power as of February 28, 2023.

•	FIL Limited is a company incorporated in Bermuda. Pandanus Partners owns more than 25% and less than 48.5% of the total voting stock of FIL Limited voting stock. Pandanus Partners is owned by trusts for the benefit of members of the Johnson family, including Abigail P. Johnson, the chairman of FIL Limited. Pandanus Associates, Inc. is the general partner of Pandanus Partners. FIL Limited beneficially owned 13,084,692 Class A ordinary shares of the Company as of December 31, 2022, based on a Schedule 13G/A filed on February 9, 2023. Based on the total outstanding shares of the Company as of February 28, 2023 and assuming FIL Limited’s shareholding does not change since December 31, 2022, FIL Limited beneficially owned 5.4% of the Company’s total outstanding shares and held 1.0% of the Company’s aggregate voting power as of February 28, 2023.

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership” of the Company’s annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on April 24, 2023 for more details.

In addition, the Company is not aware of any governmental entity of mainland China that is in possession of, directly or indirectly, the power to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zepp Health Corporation

By	:	/s/ Leon Deng
Name	:	Leon Deng
Title	:	Chief Financial Officer

Date: April 24, 2023